SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2010

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement (Delay in Despatch of Circular), dated March 31, 2010	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: March 31, 2010	By:	/s/ Wang Jianzhou
		Name:	Wang Jianzhou
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liabililty under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

DELAY IN DESPATCH OF CIRCULAR

The Company has applied to the Stock Exchange for a waiver from strict compliance with

Rule 14.38A of the Listing Rules and an extension of the despatch date of the Circular to a date on or before 30 April 2010.

Reference is made to the announcement issued by China Mobile Limited (the “Company”) on 10 March 2010 in relation to the subscription by China Mobile Group Guangdong Company Limited, a wholly-owned subsidiary of the Company, of 2,207,511,410 A Shares of Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”) (the “Announcement”). Capitalised terms used herein shall have the same meanings as defined in the Announcement unless the context otherwise requires.

Pursuant to Rule 14.38A of the Listing Rules, the Company is required to despatch a circular (the “Circular”) to its shareholders within 21 days after publication of the Announcement, i.e. on or before 31 March 2010.

SPD Bank is a joint-stock commercial bank with its A Shares listed on the Shanghai Stock Exchange. As the audited financial results of SPD Bank for the year ended 31 December 2009 have not yet been published as at the date hereof, the Company requires more time for compiling the relevant disclosure in the Circular, including but not limited to the accountants’ report on SPD Bank for the three years ended 31 December 2007, 2008 and 2009. An application has been made by the Company to the Stock Exchange for a waiver from strict compliance with Rule 14.38A of the Listing Rules and an extension of the despatch date of the Circular to a date on or before 30 April 2010.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 31 March 2010

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Nicholas Jonathan Read as a non-executive director.

A-1